767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
 +1 212 310 8007 fax

January 22, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Fortistar Sustainable Solutions Corp.
Amendment No. 1 to the Registration Statement on Form S-1
Filed January 15, 2021
File No. 333-251922

Ladies and Gentlemen:

On behalf of our client, Fortistar Sustainable Solutions Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 22, 2021. In connection with such response, we will be filing, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-251922).  If requested, we will send to the Staff courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2. The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comments.  For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response.

Amendment No. 1 to the Registration Statement on Form S-1 filed January 15, 2021

Risk Factors

Our warrant agreement will designate the courts of the State of New York or the United States District Court..., page 59

Securities and Exchange Commission
January 22, 2021

1.
We note your disclosure that the provision in the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.  Please file a revised warrant agreement that includes this statement.

The Company acknowledges the Staff’s comment and respectfully advises that it has revised the disclosure in Exhibit 4.4 to the Registration Statement accordingly.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 61

2.
It does not appear that this provision has been included in your amended and restated certificate of incorporation, filed as exhibit 3.2 to the registration statement. Please advise or revise to include the provision in the amended and restated certificate.

The Company acknowledges the Staff’s comment and respectfully advises that it has revised the disclosure in Exhibit 3.2 to the Registration Statement accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please have your auditors revise the date of their audit report to say January 15, 2021.

The Company acknowledges the Staff’s comment and respectfully advises that it has revised the disclosure on page F-2 accordingly.

Note 8 - Subsequent Events, page F-15

4.	Please revise your footnote to disclose the date that the financial statements were issued as provided in ASC 855-10-50-1B(1).

The Company acknowledges the Staff’s comment and respectfully advises that it has revised the disclosure on page F-15 accordingly.

*        *        *        *        *

Securities and Exchange Commission
January 22, 2021

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch

Alexander Lynch

cc:	Nadeem Nisar
Chief Executive Officer
Fortistar Sustainable Solutions Corp.

Dale Welcome, Staff Accountant
John Cash, Accounting Branch Chief
Erin Purnell, Staff Attorney
Jay Ingram, Legal Branch Chief
Securities and Exchange Commission